UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 48648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A&M Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2475 Northwinds Parkway, Suite 200
(No. and Street)

Atlanta	**GA**	**30009**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugh Albritton III **(770) 753-6166**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Hugh Albritton III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

A&M Securities, LLC, as

of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jannine Gamache

JANNINE GAMACHE
NOTARY PUBLIC
FULTON COUNTY
State of Georgia
My Comm. Expires January 13th, 2023

Notary Public

Signature

President and CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A&M SECURITIES, LLC

Financial Statements and Schedules
as of December 31, 2018
with
Report of Registered Independent Public Accounting Firm

A & M SECURITIES, LLC

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
A&M Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A&M Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

We have served as the Company's auditor since 2008.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting

and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

A&M SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS

Assets:		
Cash	$	60,065
Dividend receivable		220
Prepaid expenses		905
Clearing deposit with broker dealer		25,339
Office furniture and equipment, net of accumulated depreciation of $13,006		2,231
Securities owned at fair value		40,785
Other assets		22,293
TOTAL ASSETS	**$**	**151,838**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued Liabilities	$	9,805
Total Liabilities		9,805
Member's equity:		142,033
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**151,838**

See accompanying notes.

A&M SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Commissions	$	35,609
Interest and dividends		1,314
Unrealized gain on securities owned		2,370
Total Revenues		39,293
Expenses:		
Employee compensation and benefits		14,617
Clearing fees		6,783
Communications		2,638
Occupancy and equipment		14,021
Other operating expenses		43,137
Total Expenses		81,196
Net Loss	$	(41,903)

See accompanying notes.

A&M SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:		
Net Loss	$	(41,903)
Items which do not affect cash:		
Unrealized appreciation of securities owned		(2,370)
Depreciation		307
Adjustment to Reconcile Net Loss to Net Cash used by operations:		
Decrease in receivable from clearing broker dealer		28,518
Increase in clearing deposit		(339)
Decrease in dividend receivable		160
Decrease in accrued liabilities		(10,425)
NET CASH USED BY OPERATING ACTIVITIES		(26,052)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by Member		55,000
Net cash provided by financing activities		55,000
NET INCREASE IN CASH		28,948
Cash, at beginning of year		31,117
Cash, at end of year	$	**60,065**

See accompanying notes.

A&M SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017	$	128,936
Contributions by Member		55,000
Net Loss		(41,903)
Balance, December 31, 2018	$	**142,033**

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business:

A&M Securities, LLC ("the Company"), a limited liability company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides securities brokerage services to major institutions.

The Company is a fully-disclosed, introducing broker/dealer that clears all transactions with an outside clearing agency on a DVP basis.

Cash:

The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes:

The Company is taxed as a proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740.10, Accounting for Uncertainty in Income Taxes. Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through partnership, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

New Accounting Pronouncements:

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned:

Securities owned are valued at market value.

Revenue Recognition:

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 which prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

The Company recognizes commission revenue on a trade date basis as the execution of the trade satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018, using the modified retrospective approach, has no effect on reported financial position, results of operations or related disclosures.

Date of Management's Review:

Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $110,266, which was 105,266 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .9 to 1.0.

NOTE C – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for governmental institutions. The Company's transactions are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations. The Company seeks to control the aforementioned risks by requiring customers or counter parties to comply with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE D – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company had an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with that agreement the Company was required to maintain a deposit in cash or securities.

NOTE E – LEASE AGREEMENT

The Company leases office space under a month-to-month lease. Rent expense for 2018 was approximately $13,715.

NOTE F – OTHER ASSETS

Other assets consist of pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art as of December 31, 2018 was $22,293.

NOTE G – SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities of the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table represents the Company's fair value hierarchy for securities owned as of December 31, 2018.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Common stock, publicly traded	$40,785	$40,785	$ -	$ -

NOTE H – NET LOSS

The Company incurred a significant loss in 2018 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that he intends to continue to make capital contributions, as needed, to insure the Company's survival through March 1, 2020.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

A&M SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2018

NET CAPITAL:

Total Member's Equity			$ 142,033
Less Non-allowable assets:			
Prepaid expenses	$	(905)	
Office furniture and equipment		(2,231)	
Dividend receivable		(220)	
Other assets		(22,293)	(25,649)
Net Capital before haircuts			116,384
Less Haircuts			(6,118)
Net Capital			110,266
Less: minimum net capital required			(5,000)
Excess Net Capital			$ 105,266
Total Aggregate Indebtedness			$ 9,805
Net capital based on aggregate indebtedness			654
Percentage of Aggregate Indebtedness to Net Capital			9%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in Part A of Form X-17a-5 and net capital as reported above.

A&M SECURITIES, LLC

SCHEDULE II
COMPUTATON FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, pursuant to paragraph (k)(2)(ii) of the rule. The Company is required to maintain a minimum
net capital, as defined under such provisions.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, pursuant to paragraph (k)(2)(ii) of the rule. The Company does not have any possession or
control of customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
A&M Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual
Exemption Report in which (1) A&M Securities, LLC identified the following provisions of 17 C.F.R. §
15c3-3(k) under which A&M Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:
(k)(2)(ii) (the "exemption provisions"); and, (2) A&M Securities, LLC stated that A&M Securities, LLC
met the identified exemption provisions throughout the most recent fiscal year without exception. A&M
Securities, LLC's management is responsible for compliance with the exemption provisions and its
statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about A&M Securities, LLC's compliance with the exemption provisions. A review is
substantially less in scope than an examination, the objective of which is the expression of an opinion on
management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



A&M SECURITIES, LLC

Member NASD, SIPC

A&M Securities, LLC Exemption Report

A&M Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period January 1, 2018 to December 31, 2018 without exception.

A&M SECURITIES, LLC

I, Hugh Albritton III swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

CEO

February 27, 2019

Suite 200 • One NorthWinds Center • 2475 NorthWinds Parkway • Alpharetta, GA 30004 • (770) 753-6166 • Fax: (770) 753-6167